SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 21, 2007

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F    ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated June 21, 2007 regarding “Ericsson completes funding plan”.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN THE UNITED STATES

Press Release June 21, 2007

Ericsson completes funding plan

Ericsson ( NASDAQ:ERIC) has successfully priced a multi-currency bond issue program.

The transaction comprised a EUR 875 million dual-tranche Eurobond, consisting of a EUR 375 million seven-year floating rate note and a EUR 500 million ten-year fixed rate note, as well as a SEK 3 billion five-year note.

Ericsson intends to use the proceeds of the offering for the refinancing of existing loans. The bond issues will materially lengthen Ericsson’s average debt maturity profile. The mandated joint lead managers for the Eurobonds were Citi, Goldman Sachs International and JP Morgan and for the SEK bonds Nordea and Swedbank. Ericsson last accessed the Eurobond market in 2001.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at www.ericsson.com

FOR FURTHER INFORMATION, PLEASE CONTACT:

Ericsson Media Relations

Phone: +46 8 719 6992

E-mail: press.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 8 719 46 31

E-mail: investor.relations.se@ericsson.com

These materials are not an offer for sale of securities in the United States of America (including its territories and possessions, any State of the United States and the District of Columbia ). This announcement does not constitute or form part of an offer or a solicitation of an offer to purchase or subscribe for securities in the United States or any other jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. The issuer of any securities referred to herein has not registered, and does not intend to register, any portion of the offering in the United States, and does not intend to conduct a public offering of any securities in the United States.

This release is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons in (i), (ii) and (iii) above together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this release or any of its contents.

This release is an advertisement and is not a prospectus for the purposes of Directive 2003/71/EC (such directive, together with any applicable implementing measures in the United Kingdom under such Directive, the “Prospectus Directive”). The Base Prospectus for this Programme can be obtained in accordance with the Prospectus Directive. Investors should not subscribe for any securities referred to in this document except on the basis of information contained in the base prospectus read together with the final terms relating to these securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: June 21, 2007